

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

Wai Lau
Chief Executive Officer
Intelligent Group Ltd
6/F, Wing On Cheong Building
5 Wing Lok Street
Sheung Wan, Hong Kong

Re: Intelligent Group Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted October 18, 2022
CIK No. 0001916416

Dear Wai Lau:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted October 18, 2022

Prospectus Summary
Permission Required From Hong Kong and Chinese Authorities, page 7

1. We note your response to comment 2, as well as your revised disclosure that "[a]s of the date of this prospectus, each of our Hong Kong subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates." Please revise to also address whether your holding company, IGL, has received all requisite permissions or approvals from Hong Kong authorities to operate its business. Please also disclose the basis for your disclosure that you "understand that IGL, IJL and

Wai Lau
Intelligent Group Ltd
November 1, 2022
Page 2

ITL are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses" (e.g., disclose whether you relied on an opinion of counsel or alternatively are relying on management). Please make conforming changes on your prospectus cover page and in your risk factor on page 14.

2. We note your response to comment 3, as well as your revised disclosure on the cover page and on page 14. Please make conforming changes on page 7 in your prospectus summary.

Regulations, page 68

3. Please discuss the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion. In revising your disclosure, please also discuss China's Enterprise Tax Law, which imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China unless such holding company is registered in Hong Kong or other jurisdictions that have a tax treaty with Mainland China, in which case the tax is 5% (subject to a qualification review at the time of the distribution).

Unaudited Condensed Consolidated Statement of Income, page F-22

4. We note the fiscal 2022 dividend distribution in excess of fiscal 2022 earnings. Please tell us your consideration of disclosing pro forma per share data pursuant to SAB Topic 1:B.3.

You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer Lopez Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick